LEASE WITH OPTION TO PURCHASE

THIS LEASE WITH OPTION TO PURCHASE AGREEMENT (hereinafter, this "**Agreement**" or "Lease") is made and entered as of November ___, 2012 (the "**Effective Date**"), by and between Pereira Family, LLC ("**Lessor**"), and Gold Standard Ventures Corporation, a British Columbia corporation ("**Lessee**"). Lessor and Lessee are sometimes referred to herein each individually as a "**Party**" and collectively as the "**Parties.**" This Agreement is with respect to the following facts:

FACTS

A. Lessor owns all or a portion of the mineral rights (the "Rights") in certain properties located in Elko and Eureka Counties, Nevada (the "**Properties**"), which Rights and Properties are more particularly described in a certain Title Insurance Commitment Letter issued by First American Title Insurance Company, a copy of which is attached hereto as Exhibit A, and incorporated herein by reference, all subject to the conditions and exceptions within Exhibit A..

B. Subject to the terms and conditions set forth herein, Lessor wishes to lease and/or sell to Lessee and Lessee hereby agrees to lease and/or purchase from Lessor the Rights on the Properties under the terms and conditions as hereinafter set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1. **Lease of Rights**.

a. Lease of Rights. Lessor grants and leases to Lessee the Rights in and to the Properties to which Lessor is entitled (as set forth in Exhibit A) during the Term (as defined below in Section 3) of this Agreement, for the purpose and with the sole and exclusive right and privilege of exploring for, developing, mining, treating, processing, shipping, selling, marketing and otherwise exploiting and disposing of any and all gold and other hard minerals (excluding oil and gas) found in, on or under the Properties ("**Valuable Minerals**"). Lessor further grants to Lessee, to the extent that Lessor has such rights pursuant to Exhibit B and applicable law, the sole and exclusive right and privilege to do any and all things lawful which Lessee may deem necessary or desirable to accomplish any and all of the purposes and the Rights set forth in or contemplated by this Agreement, including, without limitation, the sole and exclusive right and privilege:

i. To enter upon the Properties for purposes of surveying, exploring for, sampling, trenching, mapping, assaying, drilling, developing, mining, stockpiling, removing, shipping, transporting, processing, marketing or otherwise disposing of either Valuable Minerals from the Properties or mineral-bearing ores and materials from lands other than the Properties;

ii. To construct, use, maintain, repair, replace and relocate buildings, roads, tunnels, railroad corridors and loadout facilities, ore conveyors, leach pads, leachate collection systems, tailing ponds, waste dumps, ditches, pipelines, power and communication lines, structures, mills, leach facilities, utilities and other improvements and facilities required by Lessee for the full enjoyment of the Properties for the purposes set forth in Section 2.a above and otherwise set forth in this Agreement;

iii. To use so much of the Properties and the surface and subsurface thereof as Lessee may consider necessary, convenient or suitable for any such purposes, including, without limitation, the storage, stockpiling and/or permanent disposal of ore, broken rock, mine or other wastes, residues, tailings or other by-products of development, production or other operations for the purposes set forth in or contemplated by this Agreement;

iv. To use, destroy or cave so much of the surface and subsurface of the Properties as may be reasonably necessary, convenient, suitable for or incidental to any of the rights and privileges of Lessee hereunder or otherwise reasonably necessary or convenient for the purposes set forth in this Agreement;

v. To use all easements and rights-of-way for ingress and egress to and from the Properties to which Lessor may be entitled;

vi. To appropriate and use, consistent with applicable laws of the state in which the Properties are located, any surface and underground water or water rights now existing or subsequently discovered or developed on or appurtenant to the Properties; and

vii. To exercise all other rights which are incident to any or all of the rights specified, mentioned or referred to herein.

b. Additional Rights. The rights set forth in Exhibit A granted to Lessee in this Agreement to use the surface of the Properties and to construct and use buildings, roads, power and communication lines, tailings ponds, impoundments, stockpiles, tunnels, adits, workings and other improvements and constructions located in, on or under the Properties, including water rights and other appurtenances thereto, may be exercised by the Lessee in connection with mineral rights in and under lands within the vicinity of the Properties which are acquired by or leased to Lessee from third parties, or which are otherwise controlled by Lessee, as well as in connection with the Rights owned by Lessor and leased to Lessee hereunder.

c. Lessee to Rely Upon Title Insurance. The Rights and the Property is leased and, if the Lessee's Purchase Option is exercised will be sold on an "as is where is" basis. Lessee, at its sole expense, will obtain a policy of title insurance confirming Lessor's ownership of the Rights and Property as set forth in Exhibit A, in such amount and scope of coverage as Lessee shall determine in its sole discretion. Lessee shall rely solely and exclusively upon such insurance as to matters of title and use, and not upon any express or implied representation or warranty as to title by Lessor.

2. **Term.**

a. Original Term. The term of this Agreement shall be for twelve (12) years from the Effective Date (the "**Original Term**").

b. Provided that Lessee is not in default hereunder, this Agreement may be extended by Lessee for an additional ten (10) years (the "**Additional Term**") upon the payment of one million dollars ($1,000,000) by Lessee to Lessor (the "**Extension Fee**").

c. Limited Right to Terminate.

(i) From and after the third anniversary of this Agreement and continuing for the duration of the Initial Term and Extended Term, if any, and provided that Lessee is not then in violation or breach of any material term of this Agreement, Lessee shall have the right and option to terminate this Agreement.

(ii) As a condition precedent to its right to terminate, Lessee shall pay or have paid to Lessor as a termination payment (the "Termination Fee") a cash sum equal to the lease payment specified in Paragraph 3 hereof for the next following two years of the lease term (Initial Term or Extended Term, as the case may be).

(iii) Such Right and Option shall be exercised by Lessee providing to Lessor notice in writing.

(iv) Upon termination of this Agreement as aforesaid, all rights and obligations of the parties shall terminate, except that Lessee's obligation to pay the Termination Fee provided in (ii) above and Lessee's obligations to indemnify Lessor pursuant to Paragraph 9 hereof shall continue until all indemnified liabilities, claims, damages, losses and expenses, (collectively, "Claims") have been paid or satisfied by Lessee or until such Claims have been extinguished by operation of law or by expiration of the applicable statute of limitations.

3. **Payments.**

a. Initial Payment. Immediately upon the execution of this Agreement, Lessee shall pay to Lessor the cash sum of one million dollars ($1,000,000) cash. Lessee, at its discretion, shall have the option of applying 70% of the Initial Payment toward the Purchase Price of the Properties (as set forth in Section 5 below), or for Advanced Royalty Payments (as set forth in Section 3.c below). In no event shall Lessee apply any portion of the Initial Payment toward the Exploration Obligation (as set forth in Section 6 below) or to the Extension Fee (set forth in Section 2 above).

b. Lease Payments. During the Term (including the Additional Term, if applicable) Lessee shall make annual lease payments ("**Annual Lease Payments**") at the time of execution of this Agreement and on or before each anniversary of the Effective Date, in the amount of one hundred seventy five thousand dollars ($175,000) per year of the Term (the "Base Rent Payment"), increasing annually in the amount of 5% of the previous year's Annual Lease

Payment.

c. Payments

i. Initial Term. The payments to be made pursuant to Section 3.b shall be made on or before each anniversary of the Effective Date, provided that with respect to the initial contract year, payment shall be made on the Effective Date.

ii. Additional Term. If Lessee exercises its option to enter an Additional Term pursuant to Section 2 herein, at the time of and as a condition of such exercise, Lessee shall pay Lessor Lease Payments in the following amounts:

A. For years 13 through 20, five hundred thousand U.S. dollars ($500,000 USD) per year, increasing annually in the amount of 5% of the previous years Annual Lease Payments on or before each anniversary of the Effective Date.

iii. Exercise of Option to Purchase. Upon the closing of the Purchase by Lessee (pursuant to Section 5.b), Lessee's obligation to make future Annual Lease Payments shall terminate and all payments previously made to Lessor under this Section 3 shall be retained by Lessor, subject to Section 3.d below.

d. Advanced Royalty Credits. If Lessee elects to exercise its Option to Purchase pursuant to Section 5 below, seventy percent (70%) of all cash payments previously made to Lessor under Section 3.b and 3.c shall be credited against any Production Royalties subsequently earned and payable pursuant to Section 4 below.

e. U.S. Dollars. All amounts to be paid to Lessor under this Agreement are set in United States Dollars and shall be made in U.S. Dollars in immediately available funds.

4. **Production Royalties.**

a. 5% NSR. During the Term of this Agreement, Lessee shall pay to Lessor, as a production royalty, five percent (5%) of the Net Smelter Returns ("**NSR**") from the sale of any Valuable Minerals extracted and produced from the Properties ("**Production Royalties**" or "**NSR Royalties**"). "Net Smelter Return" shall be defined in Exhibit B, attached hereto and incorporated herein by reference, provided that in no event shall the definition of NSR (or its equivalent in the relevant agreement) be less favorable to Lessor that the definition given to any other Lessor of Lessee for Rights associated with real property in the same county as the Properties or less favorable than the definition given to Lessee by any third party to which Lessee grants rights to exploit the Rights granted hereunder.

b. Manner of Payment. NSR Royalty payments shall be paid by Lessee to Lessor on or before thirty (30) days following each calendar month during which Lessee shall have received payment for Valuable Minerals sold by Lessee. NSR Royalties shall accrue to Lessor's account upon final payment by the smelter, refinery or other ore buyer to Lessee for the Valuable Minerals sold and for which the NSR Royalty is payable. All NSR Royalty payments

shall be accompanied by a statement and settlement sheet showing the quantities and grades of Valuable Minerals mined and sold from the Properties, the proceeds of sale, cost, assays and analysis, and other pertinent information in sufficient detail to explain the calculation and establish the accuracy of the NSR Royalty payment.

c. NSR Buy-Down Option. Provided that Lessee is not in default or breach of this Agreement, Lessee shall have the option, exercisable at any time during the Original Term or Additional Term, to acquire, or "buy-down" three (3) of five percent (5%) NSR Royalty owned by Lessor by paying the following cash sums (the "**NSR Buy-Down Option**"):

Year	Buy-Down Amount
Years 1 through 6	Three Million Five Hundred Thousand U.S. dollars ($3,500,000.00 UDS)
Year 7 through 12	Seven Million U.S. dollars ($7,000,000.00 USD)

For purposes of clarity, should Lessee exercise the NSR Buy-Down Option, Lessor shall continue to own a 2% NSR Royalty in the Properties, subject to Section 6 below.

d. Audits; Objections. Lessor, at its sole election and expense, shall have the right to procure, not more frequently than once annually following the close of each calendar year, an audit of Lessee's accounts relating to payment of the NSR Royalty hereunder by any authorized representative of Lessor. Any such inspection shall be for a reasonable length of time during regular business hours, at a mutually convenient time, upon at least five (5) business days prior written notice and not more than twenty (20) business days after such written notice. All royalty payments made in any calendar year shall be considered final and in full accord and satisfaction of all obligations of Lessee with respect thereto, unless Lessor gives written notice describing and setting forth a specific objection to the calculation thereof within twenty-four (24) months following the close of a calendar year. Lessee shall account for any agreed upon deficit or excess in royalty payment made to Lessor by adjusting the next quarterly statement and payment following completion of such audit to account for such deficit or excess. Additionally, if such deficit or excess is greater than 5%, then Lesee shall reimburse Lessor for the cost of such audit, together with any legal fees incurred by Lessor in connection with such audit and adjustment.

5. **Option to Purchase**. Prior to the commencement of any mining operation on the Properties, provided that Lessee is not in default or breach of this Agreement, Lessee shall have the right and option to purchase all of Lessor's Rights in the Properties for the purchase price and upon the terms set forth hereinbelow and shall remove Lessor from all title to the Properties ("**Option to Purchase**").

a. Purchase Price. The purchase price shall be twenty-five million U.S. dollars ($25,000,000.00 USD) (the "**Purchase Price**"). It being understood that Lessee will have exercised its Buy-Down Option or will exercise its Buy-Down Option concurrently with its Option to Purchase, the Purchase Price shall be inclusive of Lessor's remaining two percent (2%) NSR Royalty.

b. Closing. The closing of the Purchase by Lessee shall occur within thirty (30) days of the delivery of notice by Lessee of its election to exercise the Option to Purchase ("**Closing**").

c. Closing Documents. Upon Closing, Lessor shall deliver to Lessee a Limited Warranty Deed in the form attached hereto as Exhibit C, but which warranty shall be subject to the provisions of Paragraph 1(c) hereof.

6. **Exploration Obligation**. Lessee agrees to immediately commence and diligently conduct geological and geophysical exploration on the Properties with the objective of finding gold anomalies that will result in profitable commercial mining on the Properties ("**Exploration Activities**"). During each one-year period from and after the Effective Date (each an "**Annual Period**") until commercial mining commences on the property, Lessee shall, provided the Agreement has not been terminated, expend not less than Five Hundred Thousand Dollars ($500,000) during the first year of the lease term, Seven Hundred Fifty Thousand Dollars ($750,000) during the second year of the lease term and One Million Dollars ($1,000,000) per year for the remainder of the lease term, all prorated monthly, in payments to unrelated third party contractors for Exploration Activities (the "**Minimum Exploration Obligation Amount**").

a. Deficit and Overage. In any Annual Period that Lessee fails to spend the required Minimum Exploration Obligation Amount, Lessee will pay Lessor in cash an amount equal to the deficit, which shall equal the sum of the Minimum Exploration Obligation Amount for the Annual Period in question less the expenses actually incurred or accrued by Lessee with respect to Exploration Activities during that Annual Period, within thirty (30) days of the end of such Annual Period. In any Annual Period that Lessee expends more than the Minimum Exploration Obligation Amount, the overage will be credited against the next years' Minimum Exploration Obligation Amounts. Lessee shall provide Lessor with timely written evidence of its expended Minimum Exploration Amount biannually within 30 days following the end of each biannual period.

b. Reports. For each Annual Period and within thirty (30) days of the end of such Annual Period, Lessee shall provide Lessor with an annual report describing the Exploration Activities conducted on the Properties including a detailed report on amounts spent pursuant to Section 6. In addition, Lessee shall provide Lessor, within ten (10) days following completion thereof, any NI 43-101 report with respect to the Properties.

7. **Taxes**. During the Term of this Agreement, Lessee shall pay when due: (a) all real property taxes on the Properties; and (b) all taxes levied or assessed upon any Valuable Minerals produced by Lessee or attributable to Lessee's operation hereunder, or upon any facilities or improvements located upon the Properties by or at the direction of Lessee.

8. **Representation and Warranties**. The Parties made the following representations, warranties and covenants:

a. Each of Lessor and Lessee warrants and represents for itself and covenants

that:

i. It has the full right, title, power and authority to enter into this Agreement and to perform its obligations hereunder in accordance with the terms hereof.

ii. It shall pay all costs and expenses incurred or to be incurred by it in performing it obligations under and the transactions contemplated by this Agreement.

iii. It will not do or permit to be done during the Term of this Agreement any act which would or might hinder or impair the rights of the other Party granted under this Agreement.

b. Each of the Parties represents and warrants to the other that the consummation of this Agreement will not result in or constitute a default or an event that, with notice of lapse of time or both, would be a default, breach or violation of any lease, license, promissory note, conditional sales contract, commitment, or any other agreement, instrument or arrangement to which it is a party, or by which it is bound.

9. **Indemnification.**

a. By Lessor. Lessor hereby agrees to indemnify, defend and hold harmless, Lessee, its officers, directors, employees, affiliates, subsidiaries, successors and assigns, from and against any and all liabilities, claims, damages, losses, or expenses (including interest and penalties, reasonable attorneys' fees, expert witness fees and all other reasonable expenses of defending any actions relating thereto) incurred or sustained by Lessee in or as a result of or arising out of or attributable to: (i) all conditions and liabilities arising out of activities engaged in by Lessor (or by its agents, servants or contractors on its behalf but not those of any third parties whomsoever) and conducted on or in connection with the Properties prior to, on or after the Effective Date, and (ii) any breach of the specific representations, warranties and covenants made by Lessor in this Agreement.

b. By Lessee. Lessee hereby agrees to indemnify, defend and hold harmless, Lessor, its officers, directors, employees, affiliates, subsidiaries, successors and assigns, from and against any and all liabilities, claims, damages, losses, or expenses (including interest and penalties, reasonable attorneys' fees, expert witness fees and all other reasonable expenses of defending any actions relating thereto) incurred or sustained by Lessee in or as a result of or arising out of or attributable to: (i) all conditions and liabilities arising out of activities engaged in by Lessee (or by its agents, servants or contractors on its behalf but not those of any third parties whomsoever) or in connection with the Properties on or after the Effective Date, (ii) all of its operations on the Properties, including, but not limited to all environmental and reclamation obligations of every kind, including removal of hazardous materials and remediation, arising out of Lessee's activities on, in and under the Properties, (iii) any breach of the specific representations, warranties and covenants made by Lessee in this Agreement and (iv) any claims by or obligations to Ted Buchanan for broker's fees or similar remuneration related and or arising by reason of this Agreement.

c. Additional Insureds. To the extent that Lessee obtains any policy of insurance to insure against claims relating to the Properties or the Rights, Lessee shall name Lessor as an

additional insured on such policy.

10. **Compliance with Laws**. Lessee shall comply in all material respects with any and all applicable federal, state, and local laws and regulations, whether environmental, mining, reclamation or otherwise, implicated by Lessee's activities ("**Applicable Laws**"), including, without limitation, obtaining all necessary permits and posting all bonds as required under the Applicable Laws.

11. **Inspection Right**. Lessor shall have the right, upon reasonable notice, to inspect Lessee's activities and operations performed in conjunction with the Rights granted hereunder during normal business hours and in a manner that is not disruptive to Lessee's activities.

12. **Security**. Lessee shall use best practices in the mining industry to protect against theft of or waste of minerals during the mining, transportation and smelting process.

13. **Other Terms and Conditions**.

a. Complete Agreement. This Agreement (including all exhibits hereof) constitutes the complete and exclusive statement of agreement among the Parties with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements among the Parties.

b. Binding Effect. Subject to the provisions of this Agreement relating to assignability, this Agreement will be binding upon and inure to the benefit of the Parties, and their respective successors and assigns.

c. Interpretation. All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered sections and subsections herein contained refer to sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Party relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Party or his counsel.

d. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

e. Dispute Resolution. All controversies, claims or disputes between the parties to this Agreement arising out of or related to this Agreement or the interpretation, performance or breach thereof, including, but not limited to, alleged violations of state or federal statutory or common law rights or duties, and the determination of the scope or applicability of this Agreement to arbitrate ("Dispute"), except as set forth herein, shall be submitted to final and binding arbitration. The arbitration shall be initiated and conducted according to either the JAMS Streamlined (for claims under $250,000) or the JAMS Comprehensive (for claims over

$250,000) Arbitration Rules and Procedures, except as modified herein, including the Optional Appeal Procedure, at the Santa Monica office of JAMS, or its successor ("JAMS") in effect at the time the request for arbitration is made (the "Arbitration Rules"). The arbitration shall be conducted in Los Angeles County before a single neutral arbitrator appointed in accordance with the Arbitration Rules. Any Arbitration Award shall include an award to the prevailing party of reasonable attorneys fees and arbitration costs, including reasonable expert witness fees.

f. Notices. Any notice, election, report or other correspondence required or permitted hereunder shall be in writing and (i) delivered personally; or (ii) sent by registered or certified United States mail, postage prepaid, return receipt requested; or (iii) sent by reputable overnight courier; or (iv) sent by facsimile, with all necessary charges fully prepaid, confirmation of delivery requested. All such notices shall be addressed to the party to whom directed as follows:

If to Lessor:	Cord Pereira 201 West Montecito Street Santa Barbara, CA 93101 Facsimile: 805-845-4729
With a copy to:	Barry Fink, Esq. and Jonathan Blinderman, Esq. Glaser Weil Fink Jacobs Howard Avchen & Shapiro LLP 10250 Constellation Boulevard, 19th Floor Los Angeles, California 90067 Facsimile: 310-553-8526
If to Lessee:	Jonathan Awde President and CEO Gold Standard Ventures Corporation 815 West Hastings Street Suite 610 Vancouver, British Columbia V6C 1B4 CANADA Facsimile: 604-687-3567

Either Party may, from time to time, change its address for future notices hereunder by notice in accordance with this Section 13.f. Notices, all other documents, and payments shall be deemed complete and deemed to have been given or made when mailed or sent by courier, or upon personal delivery when delivered personally, or the next business day after being sent by facsimile.

g. Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

h. Amendments. All amendments to this Agreement shall be in writing and signed by the Parties.

i. Assignability. Lessee shall have the right to assign, sublease or otherwise transfer this Agreement in whole or in part at any time during the Term hereof with the prior written consent of the Lessor, such consent not to be unreasonably withheld.

j. Confidentiality. For the Term of this Agreement, the Parties agree to treat this Agreement, and the terms and conditions hereof, and all date received or obtained under this Agreement, including reports, records and other information (the "**Information**") relating to this Agreement, as confidential, and such Information shall not be disclosed to any other person except corporations or business entities which control, are controlled by or are under common control with a Party hereto, unless within the public domain or otherwise required by law, rule, regulation, or court order.

k. Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

LESSOR:

PEREIRA FAMILY, LLC

By: ______________________
Name: ______________________
Title: ______________________

LESSEE:

GOLD STANDARD VENTURES,
a British Columbia corporation

By: ______________________
Name: JONATHAN AWDE
Title: President & CEO

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

LESSOR:

PEREIRA FAMILY, LLC

By: ______________________
Name: ______________________
Title: ______________________

LESSEE:

GOLD STANDARD VENTURES,
a British Columbia corporation

By: ______________________
Name: JONATHAN AWDE
Title: President & CEO

EXHIBIT A

["PROPERTIES"]

EXHIBIT B

["NET SMELTER RETURNS"]

The term "net smelter returns" shall mean the value of all minerals or other commercially saleable materials obtained pursuant to the Rights (determined at the time such materials are processed and set based on the market price for such materials of comparable quality as quoted on the NYMEX or other major exchange) less the following expenses actually incurred by Lessee to unrelated third parties on arms-length terms:

a. Taxes directly associated with the mining, processing and sale of the materials obtained pursuant to the Rights;

b. Actual charges and unreimbursed costs, if any, for transportation from the mine or mill to places where minerals are smelted, refined and/or sold; and

c. Charges and costs (including assaying and sampling costs specifically related to smelting and/or refining) paid to third parties directly associated with the smelting and/or refining process. To the extent that smelting facilities owned by Lessee are used, then this cost shall be the lesser of the actual cost of Lessee to provide such services or the market costs of obtaining such services from an unrelated third party on an arm's-length basis.